Room 4561
						February 10, 2006

Charles R. Osenbaugh
President, CEO and CFO
Timeline, Inc.
3055 112th Avenue N.E., Ste. 106
Bellevue, WA 98004

Re:	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	Form 10-QSB/A for the Quarterly Period Ended September 30,
2006
	Filed January 19, 2006
      Form 8-K Filed September 2, 2005
	File No. 1-13524

Dear Mr. Osenbaugh:

      We have reviewed your response letter dated January 19, 2006 and have following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the Quarterly Periods Ended September 30, 2005

1. We note that you present the gain from sale of your software licensing operations to Global Software, Inc. as "Gain on asset sale" under the income(loss) from continued operations rather than the gain(loss) from discontinued operations in the consolidated statements of operations for the period ended September 30, 2005 and
2004. Revise to report this gain as discontinued operations in your consolidated statement of operations pursuant to paragraph 43 of SFAS
144.


2. We note your disclosures on page 2 of the Company`s September
30,
2005 Form10-Q/A where you indicate that "After discussion with the SEC, we have agreed to reclassify this $480,000 as `gain on sale` rather than deferred revenues." Your disclosures appear to imply that the Staff is responsible for this restatement and it is not clear to us if the Company and your independent auditors agree to the accounting for the gain on sale or if they are taking responsibility for such restatement. Please explain and revise your disclosures accordingly.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Charles R. Osenbaugh
Timeline, Inc.
February 10, 2006
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